TIOMIN RESOURCES INC.

Tiomin to acquire new claim block in coastal Kenya

Toronto, Canada. November 25, 2005. Tiomin Resources Inc. (TSX: TIO) is pleased to announce that it has applied for a new exploration license covering approximately 1,950 square kilometers in the coastal area of Kenya. The application is subject to certain conditions including the filing of a prerequisite work program.

Exploration undertaken by Australian Currumbin Engineering during the 1978-1980 period at Formosa Bay, a 50 km-long stretch of coast located between the Sabaki and Tana Rivers, had identified significant potential to outline an economic resource of titanium and zircon bearing mineral sands. In 1980, Currumbin Engineering estimated a mineral resource of 72.6 Mt of sands @ 13% THM in the measured category, 34.7 Mt @ 11.5% THM in the indicated category, as well as an inferred resource of 40 Mt @ 10% THM. The assessment work report also mentions that a resource of 3.1 Mt @ 19.5% HM [(1)] is included in the measured resources.

Tiomin will be initiating a reconnaissance sampling and mapping program in early December to categorize the grades and product quality of the mineral suite present which is known to include ilmenite, rutile and zircon. This work will be followed by a drilling program later in 2006 to further assess the tonnage potential in several areas.

The area primarily encompasses uninhabited areas of the Kenyan coastline. It is also anticipated that any future mining operations would prove beneficial to the area in general and would provide employment opportunities for a number of local people while having minimal environmental impact on the existing coastal environment.

The development of an economic mineral sands resource on this new license would be highly complementary to the Kwale titanium mining project located south of Mombasa and further enhance the economics of Kwale by sharing a common shipping and management infrastructure. The completion of the Independent Review by SRK Consulting (UK) Ltd. on October 17, 2005 on the Kwale project confirmed the technical and economic viability and progress of the Kwale project which has enabled Barclays Capital to proceed in aligning the debt portion of the project's capital cost. Based on the current capital scenario, the Kwale project has the potential to be one of the lowest cost titanium mining operations in the world, generating cash flow in excess of US$40 million annually for the first six years of operation.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227, Bruce Ramsden, Chief Financial Officer, ext. 232 or Donna Yoshimatsu, Investor Relations ext. 222. Visit the Company's website at www.tiomin.com.

[(1)] Disclosure of Historical Estimates: The historical estimates mentioned in this release are not compliant with NI 43-101 and have not been verified by Tiomin Resources Inc. Consequently, they should not be regarded with undue reliance until further exploration work has been performed by Tiomin on the property. Dr. Nathalie Ross, a consulting geologist for Tiomin Resources, has confirmed the historical resource estimate to be relevant based on current geologic knowledge of the area.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those respect to the prices of rutile, zircon, ilmenite,

estimated future production, estimated costs of future production, the Company's sales policy and permitting lines, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of rutile, zircon and ilmenite, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.